September 19, 2013

Ms. Michelle Stasny Special Counsel United States Securities and Exchange Commission Division of Corporate Finance Office of Structured Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	WFRBS Commercial Mortgage Trust 2011-C5
WFRBS Commercial Mortgage Trust 2012-C6
WFRBS Commercial Mortgage Trust 2012-C8
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-172366-01, 333-172366-02 and 333-172366-03

The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 13, 2013
File No. 025-00538

Liberty Island Group I LLC
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 11, 2013
File No. 025-01194

Dear Ms. Stasny:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc.  In regards to the oral comments to our response to the letter from the staff of the Office of Structured Finance of the Securities and Exchange Commission dated June 28, 2013 regarding the above-referenced filings, I would like to confirm that we are diligently working on a response to those comments.  We anticipate providing you with a response no later than, Friday, October 4, 2013.

Ms. Michelle Stasny
September 19, 2013

Please do not hesitate to contact me if you have any questions or concerns.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc:	Anthony Sfarra
Jeff Blake, Esq.
Joseph Kelly, Esq.